SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three Year period ending 2008

                      FORM U-12(I)-B (THREE YEAR STATEMENT)


1. Name and business address of person filing statement.

                  Balch & Bingham LLP
                  1710 Sixth Avenue North
                  Birmingham, Alabama  35203-2015

                  Balch & Bingham LLP
                  1901 Sixth Avenue North
                  Birmingham, Alabama  35203-2628

                  Balch & Bingham LLP
                  655 Gallatin Street
                  Huntsville, Alabama  35801-4901

                  Balch & Bingham LLP
                  2 Dexter Avenue
                  Montgomery, Alabama  36104-3515

                  Balch & Bingham LLP
                  1275 Pennsylvania Avenue, N.W.
                  Washington, DC  20004-2404

                  Balch & Bingham LLP
                  1310 Twenty Fifth Avenue
                  Gulfport, Mississippi  39501-1931

                  Balch & Bingham LLP
                  401 East Capitol Street
                  Jackson, Mississippi  39201-2608

                  Balch & Bingham LLP
                  14 Piedmont Center, Suite 1100
                  3535 Piedmont Road, N.E.
                  Atlanta, GA  30305-4612

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

                  Any partner, attorney or employee of Balch & Bingham LLP

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and its subsidiaries
                  FirstEnergy Corporation and its subsidiaries
                  PEPCO Holdings, Inc. and its subsidiaries

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  This Firm is retained generally to provide legal services to the entities named in Section 3 above

5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designed in item 3. (Use column (a) as supplementary statement only).

Balch & Bingham LLP (See Attachment)

         (b) Basis for compensation if other than salary. N/A

6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY.) Expenses incurred by the undersigned or any person named in Item 2 above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

         (a) Total amount of routine expenses charged to client: $50,141.38

         (b) Itemized list of all other expenses: None


Date:  January 23, 2006               (Signed) /s/ Balch & Bingham LLP



                                       By   /s/ Walter M. Beale, Jr.
                                           --------------------------
                                              Walter M. Beale, Jr.
                                                   Partner

Item. 5(a)        Salary or Other Compensations

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  Fees Received during                                                             Person or Company
      prior 3-year                                                                 from whom received
    reporting period                        To be received                         or to be received
          (a)                                    (b)
                                                                            Southern Company and its Subsidiaries

$28,630,843.68               To be included in supplementary statement              Alabama Power Company

 20,323,673.79               To be included in supplementary statement              Southern Company Services, Inc.

  2,856,133.15               To be included in supplementary statement              Southern Nuclear Operating Company, Inc.

    269,294.72               To be included in supplementary statement              Southern Communications

  6,495,300.80               To be included in supplementary statement              Mississippi Power Company

     23,970.25               To be included in supplementary statement              Gulf Power Company

    133,628.89               To be included in supplementary statement              Southern Electric Generating Company

     48,626.57               To be included in supplementary statement              Southern Company Energy Solutions

  1,793,260.67               To be included in supplementary statement              Southern Power Company

  2,665,339.09               To be included in supplementary statement        FirstEnergy Corporation

    617,571.75               To be included in supplementary statement        Potomac Electric Power

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